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Exhibit 4.19a

                  WHEREAS, on August 28, 1986, the Board delegated to any two of the Chairman of the Board, President, Executive Vice President or Senior Vice President of Laclede Gas Company, the standing authority to make certain amendments to employee benefit plans (as defined by the Employee Retirement Income Security Act of 1974 ("ERISA")) and related trust agreements (the "Plans") to the extent such amendments deal with changes necessary or appropriate:
         (1) to comply with, or obtain the benefit of, applicable laws and/or regulations, as amended from time to time; (2) to reflect minor or routine administrative matters; (3) to clarify the meaning of any provisions of the Plans; and/or (4) to evidence changes in then existing Plans to reflect the interrelationship thereof with newly adopted Plans or amendments to Plans, which newly adopted Plans or amendments affect the terms of such other then existing Plans (the "Delegated Authority"); and

                  WHEREAS, the Board desires to name additional officers to execute such Delegated Authority.

                  RESOLVED, that any two of the Chairman of the Board, President, Executive Vice President, Senior Vice President, Chief Financial Officer, Treasurer or Corporate Secretary of the Company or Laclede Gas Company shall be authorized to execute Plan amendments pursuant to the Delegated Authority.